

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2014

Via E-mail
Don Klapko
President and Chief Executive Officer
Equal Energy Ltd.
4801 Gaillardia Parkway, Suite 325
Oklahoma City, OK 73142

> **Re:** **Equal Energy Ltd.**
> **Preliminary Proxy on Schedule 14A**
> **Filed December 31, 2013**
> **File No. 1-34759**

Dear Mr. Klapko:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 that "the Item 14(c)(1) Information of the acquiror would not be meaningful to a shareholder of the Company in any material respect" but do not concur. We note that neither Petroflow nor Petroflow sub have, as of, yet obtained financing commitment letters. We therefore reiterate prior comment 1. Either provide the financial statements required or provide us with a more detailed analysis as to why you believe that such information is not material.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Angie Kim at (202) 551-3535 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Via E-mail
       Daniel M. Miller
       Dorsey & Whitney LLP